May 26, 2026

Bin Xue
Chief Executive Officer
WEBUY GLOBAL LTD
35 Tampines Street 92
Singapore 528880

        Re: WEBUY GLOBAL LTD
            Registration Statement on Form F-3
            Filed May 18, 2026
            File No. 333-295976
Dear Bin Xue:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Mengyi    Jason    Ye, Esq.